mercator | GEOLOGICAL SERVICES

Consent of Qualified Person

To: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Office of the Attorney General (Prince Edward Island)
Securities NL, Financial Services Regulation Division, Department of Government Services
Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories
Superintendent of Securities, Legal Registries Division, Department of Justice, Government of Nunavut
Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

I, Matthew Harrington, P.Geo., consent to the public filing of the technical report titled "*NI 43-101 Technical Report on the Mineral Resource Estimate for the Minago Nickel Project, Manitoba, Canada*" with an Effective date of July 2, 2021 and report date of August 20th, 2021, (the "Technical Report") by Silver Elephant Mining Corp. and Flying Nickel Mining Corp.

I also consent to any extracts from or a summary of the Technical Report in the August 23, 2021 news release of Silver Elephant Mining Corp.

I certify that I have read the August 23, 2021 news release being filed by Silver Elephant Mining Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 20th day of August 2021

[Original signed and sealed "Matthew Harrington"]

____
Matthew Harrington, P.Geo.
Senior Resource Geologist, Mercator Geological Services Ltd.

65 Queen Street • Dartmouth, Nova Scotia B2Y 1G4 • Ph: (902) 463-1440
E-mail: info@mercatorgeo.com • Website: www.mercatorgeo.com